Exhibit 2.s.2

Statements re: computation of ratios

(Dollars in Thousands, Except Ratios)

	For the years ended March 31,
	2015	2014	2013	2012	2011
Net investment income	$19,897	$19,307	$16,488	$13,743	$16,171
Add: fixed charges and preferred dividends	8,799	5,959	4,779	1,435	1,191

Earnings	$28,696	$25,266	$21,267	$15,178	$17,362
Fixed charges and preferred dividends:
Interest expense	3,539	2,075	1,127	768	690
Amortization of deferred financing fees	1,329	1,024	791	459	491
Estimated interest component of rent	10	10	11	10	10
Preferred dividends	3,921	2,850	2,850	198	—

Total fixed charges and preferred dividends	8,799	5,959	4,779	1,435	1,191
Ratio of earnings to combined fixed charges and preferred dividends	3.3x	4.2x	4.5x	10.6x	14.6x

The calculation of the ratio of earnings to combined fixed charges and preferred dividends is above. “Earnings” consist of net investment income before fixed charges and preferred dividends. “Fixed charges and preferred dividends” consist of interest expense on borrowings, dividend expense on our Series A and Series B Term Preferred Stock, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Advisory Agreement, by three. Our Series C Term Preferred Stock is not included in the calculation above because we issued our Series C Term Preferred Stock subsequent to March 31, 2015